Exhibit 99.2

Hospitality Properties Trust
First Quarter 2014
Supplemental Operating and Financial Data



Staybridge Suites, Orlando, FL.
Operator: InterContinental Hotels Group.
Guest Rooms: 150.

HPT LISTED NYSE

All amounts in this report are unaudited.



TABLE OF CONTENTS

TABLE OF CONTENTS | **PAGE/EXHIBIT**



WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- OUR HOTEL MANAGERS' OR TENANTS' ABILITIES TO PAY THE CONTRACTUAL AMOUNTS OF RETURNS OR RENTS DUE TO US,
- OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNT OF SUCH DISTRIBUTIONS,
- THE ABILITY OF TRAVELCENTERS OF AMERICA LLC, OR, TA, TO PAY CURRENT AND DEFERRED RENT AMOUNTS DUE TO US,
- THE SUCCESS OF OUR REBRANDED HOTELS,
- OUR ABILITY TO RETAIN QUALIFIED MANAGERS AND TENANTS FOR OUR HOTELS AND TRAVEL CENTERS ON SATISFACTORY TERMS,
- OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,
- OUR INTENT TO REFURBISH OR MAKE IMPROVEMENTS TO CERTAIN OF OUR PROPERTIES,
- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,
- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,
- OUR POLICIES AND PLANS REGARDING INVESTMENTS AND FINANCINGS,
- OUR TAX STATUS AS A REAL ESTATE INVESTMENT TRUST, OR REIT,
- OUR ABILITY TO MAKE ACQUISITIONS OF PROPERTIES AND OTHER INVESTMENTS,
- OUR EXPECTATION THAT WE WILL BENEFIT FINANCIALLY BY PARTICIPATING IN AFFILIATES INSURANCE COMPANY, OR AIC, WITH REIT MANAGEMENT & RESEARCH LLC, OR RMR, AND COMPANIES TO WHICH RMR PROVIDES MANAGEMENT SERVICES, AND
- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, OR FFO, NORMALIZED FUNDS FROM OPERATIONS, OR NORMALIZED FFO, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, OR EBITDA, EBITDA, AS ADJUSTED, OR ADJUSTED EBITDA, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR MANAGERS AND TENANTS,
- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES,
- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS AFFECTING THE REAL ESTATE, HOTEL, TRANSPORTATION AND TRAVEL CENTER INDUSTRIES, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,
- COMPETITION WITHIN THE REAL ESTATE INDUSTRY, PARTICULARLY IN THOSE MARKETS IN WHICH OUR PROPERTIES ARE LOCATED,
- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL, AND
- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR MANAGING TRUSTEES, TA, SONESTA INTERNATIONAL HOTELS CORPORATION, OR SONESTA, RMR, AIC AND THEIR RELATED PERSONS AND ENTITIES.



FOR EXAMPLE:

- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS. WE MAY BE UNABLE TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS ON OUR COMMON AND PREFERRED SHARES AND FUTURE DISTRIBUTIONS MAY BE SUSPENDED,

- THE SECURITY DEPOSITS WHICH WE HOLD ARE NOT IN SEGREGATED CASH ACCOUNTS OR OTHERWISE SEPARATE FROM OUR OTHER ASSETS AND LIABILITIES. ACCORDINGLY, WHEN WE RECORD INCOME BY REDUCING OUR SECURITY DEPOSIT LIABILITIES, WE DO NOT RECEIVE ANY ADDITIONAL CASH PAYMENT. BECAUSE WE DO NOT RECEIVE ANY ADDITIONAL CASH PAYMENT AND BECAUSE THE AMOUNT OF THE SECURITY DEPOSITS AVAILABLE FOR FUTURE USE IS REDUCED AS WE APPLY SECURITY DEPOSITS TO COVER PAYMENT SHORTFALLS, THE FAILURE OF OUR TENANTS OR MANAGERS TO PAY MINIMUM RETURNS OR RENTS DUE TO US MAY REDUCE OUR CASH FLOWS AND OUR ABILITY TO PAY DISTRIBUTIONS TO SHAREHOLDERS,

- WE EXPECT THAT, WHILE THE SECURITY DEPOSIT FOR OUR MARRIOTT NO. 234 AGREEMENT IS EXHAUSTED, MARRIOTT INTERNATIONAL INC., OR MARRIOTT, WILL PAY US UP TO 90% OF OUR MINIMUM RETURNS UNDER A LIMITED GUARANTY. THIS STATEMENT MAY IMPLY THAT MARRIOTT WILL FULFILL ITS OBLIGATION UNDER THIS GUARANTY OR THAT FUTURE SHORTFALLS WILL NOT EXHAUST THE GUARANTY. HOWEVER, THIS GUARANTY EXPIRES ON DECEMBER 31, 2019, AND WE CAN PROVIDE NO ASSURANCE WITH REGARD TO MARRIOTT'S FUTURE ACTIONS OR THE FUTURE PERFORMANCE OF OUR HOTELS TO WHICH THE MARRIOTT LIMITED GUARANTY APPLIES,

- WE EXPECT THAT INTERCONTINENTAL HOTELS GROUP, PLC, OR INTERCONTINENTAL, WILL CONTINUE TO PAY US THE MINIMUM RETURNS INCLUDED IN OUR MANAGEMENT AGREEMENT WITH INTERCONTINENTAL AND THAT WE WILL UTILIZE THE SECURITY DEPOSIT WE HOLD FOR ANY PAYMENT SHORTFALLS. HOWEVER, THE SECURITY DEPOSIT WE HOLD FOR INTERCONTINENTAL'S OBLIGATIONS TO US IS FOR A LIMITED AMOUNT AND WE CAN PROVIDE NO ASSURANCE THAT THE SECURITY DEPOSIT WILL BE ADEQUATE TO COVER FUTURE PAYMENT SHORTFALLS FROM OUR INTERCONTINENTAL HOTELS,

- WYNDHAM HOTEL GROUP, OR WYNDHAM, HAS AGREED TO PARTIALLY GUARANTEE ANNUAL MINIMUM RETURNS PAYABLE TO US BY WYNDHAM. WYNDHAM'S GUARANTEE IS LIMITED BY TIME TO ANNUAL MINIMUM RETURN PAYMENTS DUE THROUGH 2020, AND AS OF MARCH 31, 2014, IT IS LIMITED TO NET PAYMENTS FROM WYNDHAM OF $35.7 MILLION (OF WHICH $8.5 MILLION REMAINED) AND IS SUBJECT TO AN ANNUAL PAYMENT LIMIT OF $17.8 MILLION. ACCORDINGLY, THERE IS NO ASSURANCE THAT WE WILL RECEIVE THE ANNUAL MINIMUM RETURNS DURING THE TERM OF OUR WYNDHAM AGREEMENT,

- THE ANNUAL RENT DUE TO US UNDER A LEASE WITH A SUBSIDIARY OF MORGANS HOTEL GROUP, OR MORGANS, IS $6.0 MILLION, SUBJECT TO FUTURE INCREASES. WE CAN PROVIDE NO ASSURANCE THAT MORGANS WILL FULFILL ITS OBLIGATIONS UNDER THIS LEASE OR WITH REGARD TO THE FUTURE PERFORMANCE OF THE HOTEL WE LEASE TO MORGANS,

- WE HAVE RECENTLY RENOVATED CERTAIN HOTELS AND ARE CURRENTLY RENOVATING ADDITIONAL HOTELS. THE COST OF CAPITAL PROJECTS ASSOCIATED WITH SUCH RENOVATIONS MAY BE GREATER THAN WE NOW ANTICIPATE. WHILE THE CAPITAL PROJECTS WILL CAUSE OUR CONTRACTUAL MINIMUM RETURNS TO INCREASE, THE HOTEL'S OPERATING RESULTS MAY NOT INCREASE OR MAY NOT INCREASE TO THE EXTENT THAT THE MINIMUM RETURNS INCREASE. ACCORDINGLY, COVERAGE OF OUR MINIMUM RETURNS AT THESE HOTELS MAY REMAIN DEPRESSED FOR AN EXTENDED PERIOD,

- WE HAVE NO GUARANTEE OR SECURITY DEPOSIT FOR THE MINIMUM RETURNS DUE TO US FROM SONESTA OR UNDER OUR MARRIOTT NO. 1 AGREEMENT. ACCORDINGLY, THE FUTURE RETURNS WE RECEIVE FROM HOTELS MANAGED BY SONESTA OR MANAGED BY MARRIOTT UNDER OUR MARRIOTT NO. 1 AGREEMENT ARE ENTIRELY DEPENDENT UPON THE AVAILABLE HOTEL CASH FLOW AFTER PAYMENT OF OPERATING EXPENSES OF THOSE HOTELS,

- OTHER SECURITY DEPOSITS AND GUARANTEES REFERENCED HEREIN ARE ALSO LIMITED IN DURATION AND AMOUNT AND GUARANTEES ARE SUBJECT TO THE GUARANTORS' ABILITY AND WILLINGNESS TO PAY,

- HOTEL ROOM DEMAND AND TRUCKING ACTIVITY ARE OFTEN REFLECTIONS OF THE GENERAL ECONOMIC ACTIVITY IN THE COUNTRY. IF ECONOMIC ACTIVITY IN THE COUNTRY DECLINES, HOTEL ROOM DEMAND AND TRUCKING ACTIVITY MAY DECLINE AND THE OPERATING RESULTS OF OUR HOTELS AND TRAVEL CENTERS MAY DECLINE, THE FINANCIAL RESULTS OF OUR HOTEL MANAGERS AND OUR TENANTS, INCLUDING TA, MAY SUFFER AND THESE MANAGERS AND TENANTS MAY BE UNABLE TO PAY OUR RETURNS OR RENTS. ALSO, CONTINUED DEPRESSED OPERATING RESULTS FROM OUR PROPERTIES FOR EXTENDED PERIODS MAY RESULT IN THE OPERATORS OF SOME OR ALL OF OUR HOTELS AND TRAVEL CENTERS BECOMING UNABLE OR UNWILLING TO MEET THEIR OBLIGATIONS OR THEIR GUARANTEES AND SECURITY DEPOSITS MAY BE EXHAUSTED,

- SINCE ITS FORMATION, TA HAS NOT PRODUCED CONSISTENT OPERATING PROFITS. IF THE CURRENT LEVEL OF COMMERCIAL ACTIVITY IN THE COUNTRY DECLINES, IF THE PRICE OF DIESEL FUEL INCREASES SIGNIFICANTLY, IF FUEL CONSERVATION MEASURES ARE INCREASED, IF FREIGHT BUSINESS IS DIRECTED AWAY FROM TRUCKING, IF TA IS UNABLE TO EFFECTIVELY COMPETE OR OPERATE ITS BUSINESS OR FOR VARIOUS OTHER REASONS, TA MAY BECOME UNABLE TO PAY CURRENT AND DEFERRED RENTS DUE TO US,



- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES THAT GENERATE RETURNS OR LEASE THEM FOR RENTS WHICH EXCEED OUR OPERATING AND CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING, MANAGEMENT CONTRACTS OR LEASE TERMS FOR NEW PROPERTIES,

- CONTINGENCIES IN OUR ACQUISITION AND SALE AGREEMENTS MAY NOT BE SATISFIED AND OUR PENDING PROPERTY SALES OR PENDING ACQUISITIONS AND ANY RELATED MANAGEMENT AGREEMENTS MAY NOT OCCUR, MAY BE DELAYED OR THE TERMS OF SUCH TRANSACTIONS MAY CHANGE,

- THIS SUPPLEMENTAL OPERATING AND FINANCIAL DATA STATES THAT WE AND TA INTEND TO CHALLENGE THE AMOUNT OF COMPENSATION PAID TO US BY THE VIRGINIA DEPARTMENT OF TRANSPORTATION, OR THE VDOT, WITH REGARD TO A TRAVEL CENTER WE PREVIOUSLY OWNED AND WHICH THE VDOT TOOK BY EMINENT DOMAIN PROCEEDING. THERE CAN BE NO ASSURANCE CONCERNING THE AMOUNT OF COMPENSATION PAYABLE TO US OR TA AS A RESULT OF THE TAKING OR WHAT THE FINAL REDUCTION OF RENT PAYABLE TO US BY TA WILL BE AS A RESULT OF THIS TAKING,

- WE EXPECT TO FUND AN ADDITIONAL $7.1 MILLION TO RENOVATE HOTELS UNDER OUR MARRIOTT NO. 234 AGREEMENT, FUND AN ADDITIONAL $23.0 MILLION TO RENOVATE HOTELS INCLUDED IN OUR INTERCONTINENTAL AGREEMENT, FUND UP TO AN ADDITIONAL $22.3 MILLION TO RENOVATE 22 HOTELS INCLUDED IN OUR WYNDHAM AGREEMENT, AND FUND UP TO AN ADDITIONAL $111.0 MILLION TO RENOVATE 22 HOTELS INCLUDED IN OUR SONESTA AGREEMENT. RENOVATION COSTS ARE DIFFICULT TO PROJECT AND WE CAN PROVIDE NO ASSURANCE THAT THESE AMOUNTS WILL BE SUFFICIENT TO COMPLETE THE DESIRED RENOVATIONS OR REFURBISHMENT COSTS, OR WHAT THE FINAL AMOUNTS FUNDED WILL BE,

- THIS SUPPLEMENTAL OPERATING AND FINANCIAL DATA STATES THAT, AT MARCH 31, 2014, WE HAD $33.8 MILLION OF CASH AND CASH EQUIVALENTS, THAT THERE WAS $750.0 MILLION AVAILABLE UNDER OUR $750.0 MILLION UNSECURED REVOLVING CREDIT FACILITY AND THAT WE HAD SECURITY DEPOSITS AND GUARANTEES COVERING SOME OF OUR MINIMUM RETURNS AND RENTS. THESE STATEMENTS MAY IMPLY THAT WE HAVE ABUNDANT WORKING CAPITAL AND LIQUIDITY. HOWEVER, OUR MANAGERS AND TENANTS MAY NOT BE ABLE TO FUND MINIMUM RETURNS AND RENTS DUE TO US FROM OPERATING OUR PROPERTIES OR FROM OTHER RESOURCES; IN THE PAST AND CURRENTLY CERTAIN OF OUR TENANTS AND HOTEL MANAGERS HAVE IN FACT NOT BEEN ABLE TO PAY THE MINIMUM AMOUNTS DUE TO US FROM THEIR OPERATIONS OF OUR LEASED OR MANAGED PROPERTIES. ALSO, THE SECURITY DEPOSITS AND GUARANTEES WE HAVE TO COVER ANY SUCH SHORTFALLS ARE LIMITED IN AMOUNT AND DURATION, AND ANY SECURITY DEPOSITS WE APPLY FOR SUCH SHORTFALLS DO NOT RESULT IN ADDITIONAL CASH FLOW TO US AS WE ALREADY HOLD THOSE FUNDS. FURTHER, OUR PROPERTIES REQUIRE, AND WE HAVE AGREED TO PROVIDE, SIGNIFICANT FUNDING FOR CAPITAL IMPROVEMENTS, RENOVATIONS, AND OTHER MATTERS. ACCORDINGLY, WE MAY NOT HAVE SUFFICIENT WORKING CAPITAL OR LIQUIDITY,

- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,

- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND MEETING OTHER CUSTOMARY CREDIT FACILITY CONDITIONS,

- ACTUAL COSTS UNDER OUR REVOLVING CREDIT FACILITY AND TERM LOAN AGREEMENT WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH THESE AGREEMENTS,

- INCREASING THE MAXIMUM BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY AND OUR TERM LOAN IS SUBJECT TO OUR OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR,

- THIS SUPPLEMENTAL OPERATING AND FINANCIAL DATA STATES THAT WE MAY EXTEND THE MATURITY DATE OF OUR REVOLVING CREDIT FACILITY SUBJECT TO MEETING CERTAIN CONDITIONS AND PAYMENT OF A FEE. WE CAN PROVIDE NO ASSURANCE THAT THE APPLICABLE CONDITIONS WILL BE MET, AND

- WE BELIEVE THAT OUR CONTINUING RELATIONSHIPS WITH RMR, TA, SONESTA, AIC AND THEIR AFFILIATED AND RELATED PERSONS AND ENTITIES MAY BENEFIT US AND PROVIDE US WITH COMPETITIVE ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS NATURAL DISASTERS, CHANGES IN OUR TENANTS' REVENUES OR EXPENSES, CHANGES IN OUR MANAGERS' OR TENANTS' FINANCIAL CONDITIONS OR THE MARKET DEMAND FOR HOTEL ROOMS OR FUEL, OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER THE CAPTION "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

CORPORATE INFORMATION











Sonesta Resort, Hilton Head, SC.
Operator: Sonesta International Hotels Corp.
Guest Rooms: 340.



COMPANY PROFILE

The Company:

Hospitality Properties Trust, or HPT, we, our, or us, is a real estate investment trust, or REIT. As of March 31, 2014, we owned 291 hotels and owned or leased 185 travel centers located in 44 states, Puerto Rico and Canada. Our properties are operated by other companies under long term management or lease agreements. We have been investment grade rated since 1998 and we are currently included in a number of financial indices, including the S&P MidCap 400 Index, the Russell 1000 Index, the MSCI U.S. REIT Index, the FTSE EPRA/NAREIT United States Index and the S&P REIT Composite Index.

Management:

HPT is managed by Reit Management & Research LLC, or RMR. RMR was founded in 1986 to manage public investments in real estate. As of March 31, 2014, RMR managed a large portfolio of publicly owned real estate, including approximately 1,200 properties, located in 47 states, Washington DC, Puerto Rico, Ontario, Canada and Australia. RMR has approximately 850 employees in its headquarters and regional offices located throughout the U.S. and one affiliated office in Australia. In addition to managing HPT, RMR also manages CommonWealth REIT, or CWH, a publicly traded REIT that primarily owns office properties, Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings, Government Properties Income Trust, or GOV, a publicly traded REIT that primarily owns buildings majority leased to government tenants located throughout the U.S., and Select Income REIT, or SIR, a publicly traded REIT that primarily owns and invests in net leased, single tenant office and industrial properties throughout the U.S. and leased lands in Hawaii. RMR also provides management services to Five Star Quality Care, Inc., or Five Star, a senior living and healthcare services company that is a tenant of SNH and that manages certain of SNH's senior living communities, and to TravelCenters of America LLC, or TA, a publicly traded operator of travel centers, which is our largest tenant. An affiliate of RMR, Sonesta International Hotels Corporation, or Sonesta, is one of our hotel managers. Another affiliate of RMR, RMR Advisors, Inc., is the investment manager of a publicly owned mutual fund, which principally invests in securities of unaffiliated real estate companies. The public companies managed by RMR and its affiliates had combined gross assets of approximately $23 billion as of March 31, 2014. We believe that being managed by RMR is a competitive advantage for HPT because of RMR's depth of management and experience in the real estate industry. We also believe RMR provides management services to HPT at costs that are lower than we would have to pay for similar quality services.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634

(t) (617) 964-8389
(f) (617) 969-5730

Stock Exchange Listing:

New York Stock Exchange

Trading Symbols:

Common Shares -- HPT
Preferred Shares Series D -- HPT PD

Senior Unsecured Debt Ratings:

Standard & Poor's -- BBB-
Moody's -- Baa2



COMPANY PROFILE (continued)

Operating Statistics by Operating Agreement (as of 3/31/14) (dollars in thousands):

Operating Agreement [1]	Number of Properties	Number of Rooms/ Suites	Annualized Minimum Return / Rent	Percent of Total Minimum Return / Rent	Coverage [2]		RevPAR Change [3]	
					Q1	LTM	Q1	LTM
Marriott (no. 1)	53	7,610	$ 67,612	10%	0.88x	1.07x	4.4%	3.8%
Marriott (no. 234)	68	9,120	105,793	16%	0.80x	0.91x	9.5%	8.6%
Marriott (no. 5)	1	356	10,004	1%	0.23x	0.35x	-2.2%	-1.0%
Subtotal / Average Marriott	122	17,086	183,409	27%	0.80x	0.94x	6.9%	6.1%
InterContinental	91	13,516	139,498	21%	1.00x	1.04x	17.0%	17.1%
Sonesta	22	4,610	60,104	9%	0.14x	0.35x	-2.4%	-2.2%
Wyndham	22	3,579	26,550	4%	0.09x	0.42x	18.3%	-1.1%
Hyatt	22	2,724	22,037	3%	0.84x	0.87x	7.9%	3.7%
Carlson	11	2,090	12,920	2%	0.89x	0.89x	10.6%	7.5%
Morgans	1	372	5,956	1%	0.75x	1.00x	11.1%	14.4%
Subtotal / Average Hotels	291	43,977	450,474	67%	0.74x	0.86x	9.7%	7.9%
TA (no. 1) [4]	145	N/A	160,883	24%	[5]	[5]	N/A	N/A
TA (no. 2)	40	N/A	60,903	9%	[5]	[5]	N/A	N/A
Subtotal TA	185	N/A	221,786	33%			N/A	N/A
Total / Average	476	43,977	$ 672,260	100%			9.7%	7.9%

(1) See pages 26 through 28 for additional information regarding each of our operating agreements.

(2) We define coverage as combined total property level revenues minus FF&E reserve escrows, if any, and all property level expenses which are not subordinated to minimum returns and minimum rent payments to us (which data is provided to us by our managers or tenants), divided by the minimum return or minimum rent payments due to us. Coverage amounts for our Sonesta and Wyndham agreements include data for periods prior to our ownership for certain hotels.

(3) RevPAR is defined as hotel room revenue per day per available room. RevPAR change is the RevPAR percentage change in the periods ended March 31, 2014 over the comparable year earlier periods. RevPAR amounts for our Sonesta and Wyndham agreements include data for periods prior to our ownership of certain hotels.

(4) Includes a travel center previously owned by us and leased to TA that was taken by eminent domain proceedings in August 2013. We are currently leasing this travel center from the VDOT and subleasing it to TA through August 31, 2014. See page 28 for additional information regarding this travel center.

(5) Data for periods subsequent to September 30, 2013 is currently not available from our tenant TA.



INVESTOR INFORMATION

Board of Trustees

Bruce M. Gans, M.D.
Independent Trustee

John L. Harrington
Independent Trustee

William A. Lamkin
Independent Trustee

Adam D. Portnoy
Managing Trustee

Barry M. Portnoy
Managing Trustee

Senior Management

John G. Murray
President and Chief Operating Officer

Mark L. Kleifges
Treasurer and Chief Financial Officer

Ethan S. Bornstein
Senior Vice President

Contact Information

Investor Relations
Hospitality Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 964-8389
(f) (617) 969-5730
(email) info@hptreit.com
(website) www.hptreit.com

Inquiries
Financial inquiries should be directed to Mark L. Kleifges,
Treasurer and Chief Financial Officer, at (617) 964-8389
or mkleifges@reitmr.com.

Investor and media inquiries should be directed to
Katie Strohacker, Director, Investor Relations at
(617) 796-8232, or kstrohacker@hptreit.com



RESEARCH COVERAGE

Equity Research Coverage

Baird
David Loeb
(414) 765-7063
dloeb@rwbaird.com

BMO Capital Markets
Mark Lutenski
(212) 885-4197
mark.lutenski@bmo.com

Craig-Hallum Capital Group
Bryan Maher
(612) 334-6376
Bryan.Maher@craig-hallum.com

JMP Securities
Whitney Stevenson
(415) 835-8948
wstevenson@jmpsecurities.com

MLV & Co.
Ryan Meliker
(212) 542-5872
rmeliker@mlvco.com

RBC
Wes Golladay
(440) 715-2650
wes.golladay@rbccm.com

Stifel Nicolaus
Rod Petrik
(410) 454-4131
rpetrik@stifel.com

Wells Fargo Securities
Jeffrey Donnelly
(617) 603-4262
jeff.donnelly@wellsfargo.com

Debt Research Coverage

Credit Suisse
John Giordano
(212) 538-4935
john.giordano@credit-suisse.com

Wells Fargo Securities
Thierry Perrein
(704) 715-8455
thierry.perrein@wellsfargo.com

Rating Agencies

Moody's Investors Service
Griselda Bisono
(212) 553-4985
griselda.bisono@moodys.com

Standard & Poor's
Lisa Sarajian
(212) 438-2597
lisa_sarajian@standardandpoors.com

HPT is followed by the analysts and its publicly held debt is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding HPT's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of HPT or its management. HPT does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.



Crowne Plaza, White Plains, NY.
Operator: InterContinental Hotels Group.
Guest Rooms: 401.

FINANCIAL INFORMATION

KEY FINANCIAL DATA
(amounts in thousands, except per share data)



	As of and For the Three Months Ended				
	3/31/2014	12/31/2013	9/30/2013	6/30/2013	3/31/2013
Shares Outstanding:					
Common shares outstanding (at end of period)	149,730	149,606	139,832	139,747	139,737
Weighted average common shares outstanding - basic and diluted [1]	149,636	145,038	139,764	139,743	125,426
Common Share Data:					
Price at end of period	$ 28.72	$ 27.03	$ 28.30	$ 26.28	$ 27.44
High during period	$ 28.77	$ 30.54	$ 29.70	$ 32.64	$ 27.50
Low during period	$ 24.66	$ 25.88	$ 25.52	$ 23.75	$ 23.66
Annualized dividends paid per share during the period [2]	$ 1.92	$ 1.92	$ 1.88	$ 1.88	$ 1.88
Annualized dividend yield (at end of period)	6.7%	7.1%	6.6%	7.2%	6.9%
Annualized Normalized FFO multiple (at end of period) [3]	9.5x	8.3x	9.3x	8.5x	9.3x
Selected Balance Sheet Data:					
Total assets	$ 5,936,187	$ 5,967,544	$ 5,901,965	$ 6,039,874	$ 5,659,230
Total liabilities	$ 2,890,711	$ 2,880,689	$ 3,042,466	$ 2,963,587	$ 2,558,247
Gross book value of real estate	$ 7,439,067	$ 7,417,365	$ 7,326,092	$ 7,199,928	$ 6,951,911
Total debt / gross book value of real estate	37.0%	36.5%	39.5%	38.8%	34.7%
Market Capitalization:					
Total debt (book value)	$ 2,753,629	$ 2,704,005	$ 2,896,505	$ 2,793,004	$ 2,412,850
Plus: market value of preferred shares (at end of period)	294,060	268,308	287,564	465,171	482,238
Plus: market value of common shares (at end of period)	4,300,246	4,043,850	3,957,246	3,672,551	3,834,383
Total market capitalization	$ 7,347,935	$ 7,016,163	$ 7,141,315	$ 6,930,726	$ 6,729,471
Total debt / total market capitalization	37.5%	38.5%	40.6%	40.3%	35.9%
Book Capitalization:					
Total debt	$ 2,753,629	$ 2,704,005	$ 2,896,505	$ 2,793,004	$ 2,412,850
Plus: total shareholders' equity	3,045,476	3,086,855	2,859,399	3,076,287	3,100,983
Total book capitalization	$ 5,799,105	$ 5,790,860	$ 5,755,904	$ 5,869,291	$ 5,513,833
Total debt / total book capitalization	47.5%	46.7%	50.3%	47.6%	43.8%

(1)   We had no outstanding dilutive common share equivalents during the periods presented.

(2)   On April 8, 2014, we declared a quarterly dividend of $0.49 per share ($1.96 per year) which we expect to pay on May 21, 2014 to holders of record on April 25, 2014.

(3)   See Exhibit B for the calculation of FFO and Normalized FFO, and a reconciliation of net income available for common shareholders determined in accordance with U.S. generally accepted accounting principles, or GAAP, to those amounts.

KEY FINANCIAL DATA

(dollars in thousands, except per share data)



	As of and For the Three Months Ended				
	3/31/2014	12/31/2013	9/30/2013	6/30/2013	3/31/2013
Selected Income Statement Data:					
Total revenues	$ 394,250	$ 384,792	$ 412,275	$ 412,322	$ 354,466
Adjusted EBITDA [1]	$ 154,951	$ 146,887	$ 151,760	$ 153,668	$ 137,477
Net income available for common shareholders	$ 32,384	$ 27,586	$ 16,741	$ 37,256	$ 19,409
Normalized FFO available for common shareholders [2]	$ 112,671	$ 101,304	$ 106,639	$ 109,210	$ 93,202
Common distributions paid [3]	$ 71,811	$ 71,811	$ 65,721	$ 65,681	$ 65,676
Per Share Data:					
Net income available for common shareholders	$ 0.22	$ 0.19	$ 0.12	$ 0.27	$ 0.15
Normalized FFO available for common shareholders [2]	$ 0.75	$ 0.70	$ 0.76	$ 0.78	$ 0.74
Common distributions paid [3]	$ 0.48	$ 0.48	$ 0.47	$ 0.47	$ 0.47
Normalized FFO payout ratio [2]	63.7%	67.4%	62.1%	60.5%	63.7%
Coverage Ratios:					
Adjusted EBITDA [1] / interest expense	4.4x	3.9x	4.0x	4.4x	3.9x
Adjusted EBITDA [1] / interest expense and preferred distributions	3.8x	3.4x	3.5x	3.6x	3.2x
Total debt / Annualized Adjusted EBITDA [1]	4.4x	4.6x	4.8x	4.5x	4.4x

(1) See Exhibit A for the calculation of EBITDA and Adjusted EBITDA, and a reconciliation of net income determined in accordance with GAAP to those amounts. Adjustments were made to prior period amounts to conform to the current period Adjusted EBITDA calculation.

(2) See Exhibit B for the calculation of FFO and Normalized FFO, and a reconciliation of net income available for common shareholders determined in accordance with GAAP to those amounts. Adjustments were made to prior period amounts to conform to the current period Normalized FFO calculation.

(3) On April 8, 2014, we declared a quarterly dividend of $0.49 per share ($1.96 per year) which we expect to pay on May 21, 2014 to holders of record on April 25, 2014.

CONDENSED CONSOLIDATED BALANCE SHEETS
(dollar amounts in thousands, except per share data)



	As of March 31, 2014	As of December 31, 2013
ASSETS		
Real estate properties, at cost		
Land	$ 1,470,513	$ 1,470,513
Buildings, improvements and equipment	5,968,554	5,946,852
	7,439,067	7,417,365
Accumulated depreciation	(1,812,007)	(1,757,151)
	5,627,060	5,660,214
Cash and cash equivalents	33,830	22,500
Restricted cash (FF&E reserve escrow)	26,863	30,873
Due from related persons	38,503	38,064
Other assets, net	209,931	215,893
	$ 5,936,187	$ 5,967,544
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unsecured term loan	$ 400,000	$ 400,000
Senior notes, net of discounts	2,345,151	2,295,527
Convertible senior notes	8,478	8,478
Security deposits	29,718	27,876
Accounts payable and other liabilities	94,053	130,448
Due to related persons	8,145	13,194
Dividends payable	5,166	5,166
Total liabilities	2,890,711	2,880,689
Commitments and contingencies		
Shareholders' equity:		
Preferred shares of beneficial interest; no par value;		
100,000,000 shares authorized:		
Series D preferred shares; 7 1/8% cumulative redeemable; 11,600,000 shares issued and outstanding, aggregate liquidation preference of $290,000	280,107	280,107
Common shares of beneficial interest, $.01 par value;		
200,000,000 shares authorized; 149,730,332 and 149,606,024 shares issued and outstanding, respectively	1,497	1,496
Additional paid in capital	4,113,065	4,109,600
Cumulative net income	2,555,604	2,518,054
Cumulative other comprehensive income	10,534	15,952
Cumulative preferred distributions	(285,151)	(279,985)
Cumulative common distributions	(3,630,180)	(3,558,369)
Total shareholders' equity	3,045,476	3,086,855
	$ 5,936,187	$ 5,967,544

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(amounts in thousands, except per share data)



	For the Three Months Ended March 31,	
	2014	2013
Revenues:		
Hotel operating revenues [1]	$ 329,936	$ 291,651
Rental Income [1]	63,386	62,212
FF&E reserve income [2]	928	603
Total revenues	394,250	354,466
Expenses:		
Hotel operating expenses [1]	230,617	206,649
Depreciation and amortization	78,287	72,280
General and administrative	11,465	12,144
Acquisition related costs [3]	61	276
Total expenses	320,430	291,349
Operating income	73,820	63,117
Interest income	25	19
Interest expense (including amortization of deferred financing costs and debt discounts of $1,831 and $1,512, respectively)	(35,368)	(35,188)
Loss on early extinguishment of debt [4]	(214)	-
Income before income taxes and equity in earnings (losses) of an investee	38,263	27,948
Income tax expense	(616)	(518)
Equity in earnings (losses) of an investee	(97)	76
Net income	37,550	27,506
Preferred distributions	(5,166)	(8,097)
Net income available for common shareholders	$ 32,384	$ 19,409
Weighted average common shares outstanding	149,636	125,426
Basic and diluted net income available for common shareholders per common share	$ 0.22	$ 0.15

See Notes to Condensed Consolidated Statements of Income on page 16.

NOTES TO CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(dollar amounts in thousands, except per share data)



(1)   At March 31, 2014, we owned 291 hotels; 288 of these hotels are leased by us to our taxable REIT subsidiaries, or TRSs, and managed by hotel operating companies and three hotels are leased to hotel operating companies. At March 31, 2014, we also owned 184 travel centers and leased one travel center from a third party; all 185 of these travel centers are leased or subleased by us to a travel center operating company under two lease agreements. Our Condensed Consolidated Statements of Income include hotel operating revenues and expenses of managed hotels and rental income from our leased hotels and travel centers. Certain of our managed hotels had net operating results that were, in the aggregate, $28,095 and $33,007, less than the minimum returns due to us in the three months ended March 31, 2014 and 2013, respectively. When the managers of these hotels fund the shortfalls under the terms of our operating agreements or their guarantees, we reflect such fundings (including security deposit applications) in our Condensed Consolidated Statements of Income as a reduction of hotel operating expenses. The reduction to hotel operating expenses was $10,876 and $14,908 in the three months ended March 31, 2014 and 2013, respectively. We had shortfalls at certain of our managed hotel portfolios not funded by the managers of these hotels under the terms of our operating agreements of $17,219 and $18,099 in the three months ended March 31, 2014 and 2013, respectively, which represents the unguaranteed portions of our minimum returns from Marriott and from Sonesta.

(2)   Various percentages of total sales at certain of our hotels are escrowed as reserves for future renovations or refurbishment, or FF&E reserve escrows. We own all the FF&E reserve escrows for our hotels. We report deposits by our third party tenants into the escrow accounts as FF&E reserve income. We do not report the amounts which are escrowed as FF&E reserves for our managed hotels as FF&E reserve income.

(3)   Represents costs associated with our hotel acquisition activities.

(4)   We recorded a $214 loss on early extinguishment of debt in the first quarter of 2014 in connection with amending the terms of our revolving credit facility and unsecured term loan.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)



	For the Three Months Ended March 31,	
	2014	2013
Cash flows from operating activities:		
Net income	$ 37,550	$ 27,506
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation and amortization	78,287	72,280
Amortization of deferred financing costs and debt discounts as interest	1,831	1,512
Straight line rental income	(42)	(62)
Security deposits replenished (applied to payment shortfalls)	1,837	(5,917)
FF&E reserve income and deposits	(12,556)	(6,845)
Loss on early extinguishment of debt	214	-
Equity in (earnings) losses of an investee	97	(76)
Deferred income taxes	-	(212)
Other non-cash (income) expense, net	252	(1,100)
Change in assets and liabilities:		
(Increase) decrease in due from related persons	(2)	260
Decrease in other assets	(1,382)	(12,063)
Decrease in accounts payable and other liabilities	(25,183)	(23,734)
Decrease in due to related persons	(1,833)	(3,346)
Cash provided by operating activities	79,070	48,203
Cash flows from investing activities:		
Real estate acquisitions and deposits	5,000	(3,000)
Real estate improvements	(41,607)	(49,364)
FF&E reserve escrow fundings	(769)	(15,111)
Eminent domain proceeds	6,178	-
Cash used in investing activities	(31,198)	(67,475)
Cash flows from financing activities:		
Proceeds from issuance of common shares, net	-	393,473
Proceeds from issuance of senior notes, net of discount	346,616	-
Repayment of senior notes	(300,000)	-
Borrowings under unsecured revolving credit facility	370,000	95,000
Repayments of unsecured revolving credit facility	(370,000)	(405,000)
Deferred financing costs incurred	(6,181)	-
Distributions to preferred shareholders	(5,166)	(8,097)
Distributions to common shareholders	(71,811)	(58,110)
Cash (used in) provided by financing activities	(36,542)	17,266
Increase (decrease) in cash and cash equivalents	11,330	(2,006)
Cash and cash equivalents at beginning of year	22,500	20,049
Cash and cash equivalents at end of period	$ 33,830	$ 18,043
Supplemental cash flow information:		
Cash paid for interest	$ 54,116	$ 55,064
Cash paid for income taxes	1,737	132
Non-cash investing activities:		
Hotel managers' deposits in FF&E reserve	$ 9,745	$ 5,891
Hotel managers' purchases with FF&E reserve	(14,524)	(23,816)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS



DEBT SUMMARY

As of March 31, 2014
(dollars in thousands)

	Interest Rate	Principal Balance	Maturity Date		Due at Maturity	Years to Maturity
Unsecured Floating Rate Debt:						
$750,000 unsecured revolving credit facility	-	$ -	07/15/18	(1)	$ -	4.3
$400,000 unsecured term loan	1.350%	400,000	04/15/19	(2)	$ 400,000	5.0
Subtotal / weighted average	1.350%	$ 400,000			$ 400,000	5.0
Unsecured Fixed Rate Debt:						
Senior notes due 2015	5.125%	280,000	02/15/15		280,000	0.9
Senior notes due 2016	6.300%	275,000	06/15/16		275,000	2.2
Senior notes due 2017	5.625%	300,000	03/15/17		300,000	3.0
Senior notes due 2018	6.700%	350,000	01/15/18		350,000	3.8
Senior notes due 2022	5.000%	500,000	08/15/22		500,000	8.4
Senior notes due 2023	4.500%	300,000	06/15/23		300,000	9.2
Senior notes due 2024	4.650%	350,000	03/15/24		350,000	10.0
Convertible senior notes due 2027	3.800%	8,478	03/15/27	(3)	8,478	13.0
Subtotal / weighted average	5.378%	$ 2,363,478			$ 2,363,478	5.8
Total / weighted average [4]	4.795%	$ 2,763,478			$ 2,763,478	5.7

(1)   We had no amounts outstanding on our $750,000 unsecured revolving credit facility at March 31, 2014. On January 8, 2014, we amended the agreement governing our unsecured revolving credit facility. Under the amendment, the maturity date of the revolving credit facility was extended to July 15, 2018. Also, the interest rate paid on borrowings under the revolving credit facility agreement was reduced from LIBOR plus a premium of 130 basis points to LIBOR plus a premium of 110 basis points, and the facility fee was reduced from 30 basis points to 20 basis points per annum on the total amount of lending commitments. Both the interest rate premium and facility fee are subject to adjustment based upon changes to our credit ratings. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date to July 15, 2019.

(2)   On January 8, 2014, we amended the agreement governing our unsecured term loan. Under the amendment, the maturity date of the unsecured term loan was extended to April 15, 2019. Also, the interest rate paid on borrowings under the unsecured term loan was reduced from LIBOR plus a premium of 145 basis points to LIBOR plus a premium of 120 basis points, subject to adjustment based on changes to our credit ratings. The interest rate listed above is as of March 31, 2014. We may prepay the term loan without penalty at any time.

(3)   Our 3.8% convertible senior notes due 2027 are convertible, if certain conditions are met (including certain changes in control), into cash equal to the principal amount of the notes and, to the extent the market price of our common shares exceeds the initial exchange price of $50.50 per share, subject to adjustment, either cash or our common shares at our option with a value based on such excess amount. Holders of our outstanding convertible senior notes may require us to repurchase all or a portion of the notes on March 15, 2017 and March 15, 2022, or upon the occurrence of certain change in control events.

(4)   Total debt outstanding as of March 31, 2014, including unamortized discounts was $2,753,629.



DEBT MATURITY SCHEDULE

As of March 31, 2014

(dollars in thousands)

Year	Unsecured Floating Rate Debt	Unsecured Fixed Rate Debt	Total
2014	$ -	$ -	$ -
2015	-	280,000	280,000
2016	-	275,000	275,000
2017	-	300,000	300,000
2018	- [1]	350,000	350,000
2019	400,000 [2]	-	400,000
2022	-	500,000	500,000
2023	-	300,000	300,000
2024	-	350,000	350,000
2027	-	8,478 [3]	8,478
	$ 400,000	$ 2,363,478	$ 2,763,478
Percent of total debt	14.5%	85.5%	100.0%

(1) We had no amounts outstanding on our $750,000 unsecured revolving credit facility at March 31, 2014. On January 8, 2014, we amended the agreement governing our unsecured revolving credit facility. Under the amendment, the maturity date of the revolving credit facility was extended to July 15, 2018. Subject to meeting certain conditions and payment of a fee, we may extend the maturity date to July 15, 2019.

(2) Represents the outstanding balance of our unsecured term loan at March 31, 2014. On January 8, 2014, we amended the agreement governing our unsecured term loan. Under the amendment, the maturity date of the unsecured term loan was extended to April 15, 2019. We may prepay the term loan without penalty at any time.

(3) Our 3.8% convertible senior notes due 2027 are convertible, if certain conditions are met (including certain changes in control), into cash equal to the principal amount of the notes and, to the extent the market price of our common shares exceeds the initial exchange price of $50.50 per share, subject to adjustment, either cash or our common shares at our option with a value based on such excess amount. Holders of our outstanding convertible senior notes may require us to repurchase all or a portion of the notes on March 15, 2017 and March 15, 2022, or upon the occurrence of certain change in control events.

LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS



	As of and For the Three Months Ended				
	3/31/2014	12/31/2013	9/30/2013	6/30/2013	3/31/2013
Leverage Ratios:					
Total debt / total assets	46.4%	45.3%	49.1%	46.2%	42.6%
Total debt / gross book value of real estate	37.0%	36.5%	39.5%	38.8%	34.7%
Total debt / total market capitalization	37.5%	38.5%	40.6%	40.3%	35.9%
Total debt / total book capitalization	47.5%	46.7%	50.3%	47.6%	43.8%
Secured debt / total assets	0.0%	0.0%	0.0%	0.0%	0.0%
Coverage Ratios:					
Adjusted EBITDA [1] / interest expense	4.4x	3.9x	4.0x	4.4x	3.9x
Adjusted EBITDA [1] / interest expense and preferred distributions	3.8x	3.4x	3.5x	3.6x	3.2x
Total debt / annualized Adjusted EBITDA [1]	4.4x	4.6x	4.8x	4.5x	4.4x
Public Debt Covenants: [2]					
Total debt / adjusted total assets - allowable maximum 60.0%	35.5%	35.0%	38.0%	36.3%	33.3%
Secured debt / adjusted total assets - allowable maximum 40.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Consolidated income available for debt service / debt service - required minimum 1.50x	4.15x	3.91x	3.80x	4.25x	3.81x
Total unencumbered assets to unsecured debt - required minimum 150% / 200%	281.8%	286.0%	263.3%	275.6%	300.2%

(1) See Exhibit A for the calculation of EBITDA and Adjusted EBITDA, and a reconciliation of net income determined in accordance with GAAP to those amounts. Adjustments were made to prior period amounts to conform to the current period Adjusted EBITDA calculation.

(2) Adjusted total assets and unencumbered assets include original cost of real estate assets calculated in accordance with GAAP before impairment writedowns, if any, and exclude depreciation and amortization, accounts receivable and intangible assets. Consolidated income available for debt service is earnings from operations excluding interest expense, depreciation and amortization, loss on asset impairment, unrealized appreciation on assets held for sale, gains and losses on extinguishment of debt, gains and losses on sales of property and amortization of deferred charges.



FF&E RESERVE ESCROWS [1]

(dollars in thousands)

	As of and For the Three Months Ended				
	3/31/2014	12/31/2013	9/30/2013	6/30/2013	3/31/2013
FF&E reserves (beginning of period)	$ 30,873	$ 30,333	$ 34,800	$ 37,930	$ 40,744
Manager deposits	9,745	7,639	8,366	7,827	5,891
HPT fundings [2]:					
Marriott No. 1	769	745	786	309	511
Marriott No. 234	-	4,950	10,100	14,300	14,600
Hotel improvements	(14,524)	(12,794)	(23,719)	(25,566)	(23,816)
FF&E reserves (end of period)	$ 26,863	$ 30,873	$ 30,333	$ 34,800	$ 37,930

(1) Most of our hotel operating agreements require the deposit of a percentage of gross hotel revenues into escrows to fund FF&E reserves. For hotels under renovation or recently renovated, this requirement may be deferred for a period. Our Sonesta and Morgans agreements do not require FF&E reserve deposits. We own all the FF&E reserve escrows for our hotels.

(2) Represents FF&E reserve deposits not funded by hotel operations, but separately funded by us. The operating agreements for our hotels generally provide that, if necessary, we will provide FF&E funding in excess of escrowed reserves. To the extent we make such fundings, our contractual annual minimum returns or rents generally increase by a percentage of the amounts we fund.



ACQUISITION AND DISPOSITION INFORMATION SINCE JANUARY 1, 2014

(dollars in thousands)
As of March 31, 2014

There were no acquisitions or dispositions during the three months ended March 31, 2014.

OPERATING AGREEMENTS AND PORTFOLIO INFORMATION



Courtyard by Marriott, Danvers, MA.
Operator: Marriott International, Inc.
Guest Rooms: 120.

PORTFOLIO BY OPERATING AGREEMENT AND MANAGER

As of March 31, 2014
(dollars in thousands)



By Operating Agreement [1]:	Number of Properties	Percent of Total Number of Properties	Number of Rooms / Suites	Percent of Total Number of Rooms / Suites	Investment [2]	Percent of Total Investment	Investment Per Room / Suite	Annual Minimum Return / Rent [3]	Percent of Total Annual Minimum Return / Rent
Marriott (no. 1)	53	11%	7,610	17%	$ 681,060	9%	$ 89	$ 67,612	10%
Marriott (no. 234)	68	14%	9,120	21%	995,439	13%	109	105,793	16%
Marriott (no. 5)	1	0%	356	1%	90,078	1%	253	10,004	1%
Subtotal / Average Marriott	122	25%	17,086	39%	1,766,577	23%	103	183,409	27%
InterContinental	91	19%	13,516	31%	1,417,146	18%	105	139,498	21%
Sonesta	22	5%	4,610	10%	787,641	10%	171	60,104	9%
Wyndham	22	5%	3,579	8%	364,230	4%	102	26,550	4%
Hyatt	22	5%	2,724	6%	301,942	4%	111	22,037	3%
Carlson	11	2%	2,090	5%	209,895	3%	100	12,920	2%
Morgans	1	0%	372	1%	120,000	2%	323	5,956	1%
Subtotal / Average Hotels	291	61%	43,977	100%	4,967,431	64%	113	450,474	67%
TA (no. 1) [4]	145	31%	N/A	N/A	2,002,314	26%	N/A	160,883	24%
TA (no. 2)	40	8%	N/A	N/A	777,789	10%	N/A	60,903	9%
Subtotal / Average TA	185	39%	N/A	N/A	2,780,103	36%	N/A	221,786	33%
Total / Average	476	100%	43,977	100%	$ 7,747,534	100%	$ 113	$ 672,260	100%

(1)   See pages 26 through 28 for additional information regarding each of our operating agreements.

(2)   Represents historical cost of our properties plus capital improvements funded by us less impairment writedowns, if any, and excludes capital improvements made from FF&E reserves funded from hotel operations.

(3)   Each of our management agreements or leases provides for payment to us of an annual minimum return or minimum rent, respectively. Certain of these minimum payment amounts are secured by full or limited guarantees or security deposits as more fully described on pages 26 through 28. In addition, certain of our hotel management agreements provide for payment to us of additional amounts to the extent of available cash flow as defined in the management agreement. Payment of these additional amounts are not guaranteed or secured by deposits.

(4)   Includes a travel center previously owned by us and leased to TA that was taken by eminent domain proceedings in August 2013. We are currently leasing this travel center from the VDOT and subleasing it to TA through August 31, 2014. See page 28 for additional information regarding this travel center.



PORTFOLIO BY BRAND

As of March 31, 2014

(dollars in thousands)

Brand	Manager	Number of Properties	Percent of Total Number of Properties	Number of Rooms / Suites	Percent of Total Number of Rooms / Suites	Investment [1]	Percent of Total Investment	Investment Per Room / Suite
Courtyard by Marriott®	Marriott	71	15%	10,265	23%	$ 964,819	13%	$ 94
Candlewood Suites®	InterContinental	61	13%	7,552	17%	584,918	8%	77
Residence Inn by Marriott®	Marriott	35	8%	4,488	10%	536,302	7%	119
Royal Sonesta®	Sonesta	4	1%	1,563	4%	419,285	5%	268
Staybridge Suites®	InterContinental	19	4%	2,364	5%	327,502	4%	139
Hyatt Place™	Hyatt	22	5%	2,724	6%	301,942	4%	111
Crowne Plaza®	InterContinental	6	1%	2,346	5%	268,210	3%	114
Wyndham Hotels and Resorts®	Wyndham	6	1%	1,823	4%	267,353	3%	147
Sonesta ES Suites®	Sonesta	15	4%	1,836	4%	232,411	3%	127
InterContinental®	InterContinental	3	1%	800	2%	211,131	3%	264
Sonesta®	Sonesta	3	1%	1,211	3%	135,945	2%	112
Marriott Hotels®	Marriott	2	0%	748	2%	131,053	2%	175
Clift Hotel®	Morgans	1	0%	372	1%	120,000	2%	323
Radisson Hotels & Resorts®	Carlson	5	1%	1,128	3%	119,630	2%	106
TownePlace Suites by Marriott®	Marriott	12	3%	1,321	3%	109,987	1%	83
Hawthorn Suites®	Wyndham	16	3%	1,756	4%	96,877	1%	55
Country Inns & Suites by Carlson℠	Carlson	5	1%	753	2%	78,528	1%	104
Holiday Inn®	InterContinental	2	0%	454	1%	25,385	0%	56
SpringHill Suites by Marriott®	Marriott	2	0%	264	1%	24,416	0%	92
Park Plaza® Hotels & Resorts	Carlson	1	0%	209	0%	11,737	0%	56
TravelCenters of America® [2]	TA	145	30%	N/A	N/A	2,002,314	26%	N/A
Petro Stopping Centers®	TA	40	8%	N/A	N/A	777,789	10%	N/A
Total / Average		476	100%	43,977	100%	$7,747,534	100%	$ 113

(1) Represents historical cost of properties plus capital improvements funded by us less impairment writedowns, if any, and excludes capital improvements made from FF&E reserves funded from hotel operations.

(2) Includes a travel center previously owned by us and leased to TA that was taken by eminent domain proceedings in August 2013. We are currently leasing this travel center from the VDOT and subleasing it to TA through August 31, 2014. See page 28 for additional information regarding this travel center.



OPERATING AGREEMENT INFORMATION

As of March 31, 2014
(dollars in thousands)

Marriott No. 1- We lease 53 Courtyard by Marriott® branded hotels in 24 states to one of our TRSs. The hotels are managed by a subsidiary of Marriott under a combination management agreement which expires in 2024; Marriott has two renewal options for 12 years each for all, but not less than all, of the hotels.

We have no security deposit or guaranty from Marriott for these 53 hotels. Accordingly, payment by Marriott of the minimum return due to us under this management agreement is limited to available hotel cash flow after payment of operating expenses. In addition to our minimum return, this agreement provides for payment to us of 50% of available cash flow after payment of hotel operating expenses, funding of the required FF&E reserve, payment of our minimum return and payment of certain management fees.

Marriott No. 234- We lease 68 of our Marriott branded hotels (1 full service Marriott®, 35 Residence Inn by Marriott®, 18 Courtyard by Marriott®, 12 TownePlace Suites by Marriott® and two SpringHill Suites by Marriott® hotels) in 22 states to one of our TRSs. The hotels are managed by subsidiaries of Marriott under a combination management agreement which expires in 2025; Marriott has two renewal options for 10 years each for all, but not less than all, of the hotels.

We originally held a security deposit of $64,700 under this agreement. As of March 31, 2014, we have fully exhausted this security deposit covering shortfalls in the payments of our minimum return. This security deposit may be replenished from future cash flows from these hotels in excess of our minimum return and certain management fees. Marriott has also provided us with a $40,000 limited guaranty for payment shortfalls up to 90% of our minimum return, which expires in 2019. As of March 31, 2014, the available Marriott guaranty was $28,124.

In addition to our minimum return, this agreement provides for payment to us of 62.5% of excess cash flow after payment of hotel operating expenses, funding of the required FF&E reserve, payment of our minimum return, payment of certain management fees and replenishment of the security deposit. This additional return amount is not guaranteed or secured by the security deposit.

Marriott No. 5- We lease one Marriott® branded hotel in Kauai, HI to a subsidiary of Marriott under a lease that expires in 2019; Marriott has four renewal options for 15 years each. This lease is guaranteed by Marriott and provides for increases in the annual minimum rent payable to us based on changes in the consumer price index.

InterContinental- We lease 90 InterContinental branded hotels (19 Staybridge Suites®, 61 Candlewood Suites®, two InterContinental®, six Crowne Plaza® and two Holiday Inn® hotels) in 27 states in the U.S. and Ontario, Canada to one of our TRSs. These 90 hotels are managed by subsidiaries of InterContinental under a combination management agreement. We lease one additional InterContinental® branded hotel in Puerto Rico to a subsidiary of InterContinental. The annual minimum return amount presented in the table on page 24 includes $7,601 of minimum rent related to the leased Puerto Rico property. The management agreement and the lease expire in 2036; InterContinental has two renewal options for 15 years each for all, but not less than all, of the hotels.

We originally held a security deposit of $73,872 under this agreement. As of March 31, 2014, we have applied $44,272 of the security deposit to cover shortfalls in the payments of our minimum return and rent. As of March 31, 2014, the balance of this security deposit was $29,600. This security deposit may be replenished and increased up to $100,000 from future cash flows from these hotels in excess of our minimum return and rent and certain management fees.

Under this agreement, InterContinental is required to maintain a minimum security deposit of $30,000 in 2014 and $37,000 thereafter. We were advised by InterContinental that it expects interim period shortfalls during 2014 and 2015 in the required minimum security deposit balance under the agreement. As a result, on January 6, 2014, we entered into a letter agreement with InterContinental under which the minimum security deposit balance required to be maintained during 2014 and 2015 will be reduced by two dollars for every dollar of additional security deposit InterContinental provides to us. Beginning January 1, 2016, any resulting reductions to the minimum security deposit amount will cease to be in effect and the minimum deposit balance required under the InterContinental agreement will revert to $37,000. Since January 1, 2014, InterContinental has provided $4,283 of additional security deposit, which reduced the minimum security deposit amount to $21,434.

In addition to our minimum return, this management agreement provides for an annual additional return payment to us of $12,067 to the extent of available cash flow after payment of hotel operating expenses, funding of the required FF&E reserve, if any, payment of our minimum return, payment of certain management fees and replenishment and expansion of the security deposit. In addition, the agreement provides for payment to us of 50% of the available cash flow after payment to us of the annual additional return amount. These additional return amounts are not guaranteed or secured by the security deposit.



OPERATING AGREEMENT INFORMATION

As of March 31, 2014

(dollars in thousands)

Sonesta- We lease 22 of our Sonesta branded hotels (four Royal Sonesta®, three Sonesta® and 15 Sonesta ES Suites® hotels) in 13 states to one of our TRSs. The hotels are managed by Sonesta under a combination management agreement which expires in 2037; Sonesta has two renewal options for 15 years each for all, but not less than all, of the hotels.

We have no security deposit or guaranty from Sonesta. Accordingly, payment by Sonesta of the minimum return due to us under this management agreement is limited to available hotel cash flow after the payment of operating expenses, including certain management fees, and we are financially responsible for operating cash flow deficits, if any.

In addition to our minimum return, this management agreement provides for payment to us of 80% of available cash flow after payment of hotel operating expenses, management fees to Sonesta, our minimum return and reimbursement of operating loss or working capital advances, if any.

Wyndham- We lease our 22 Wyndham branded hotels (six Wyndham Hotels and Resorts® and 16 Hawthorn Suites® hotels) in 14 states to one of our TRSs. The hotels are managed by a subsidiary of Wyndham under a combination management agreement which expires in 2038; Wyndham has two renewal options for 15 years each for all, but not less than all, of the hotels. We also lease 48 vacation units in one of the hotels to Wyndham Vacation Resorts, Inc. under a lease that expires in 2037; Wyndham Vacation Resorts, Inc. has two renewal options for 15 years each for all, but not less than all, of the vacation units. The lease is guaranteed by Wyndham and provides for rent increases of 3% per annum. The annual minimum return amount presented in the table on page 24 includes $1,288 of minimum rent related to the Wyndham vacation lease.

We had a guaranty of $35,656 under this agreement for payment shortfalls of minimum return, subject to an annual payment limit of $17,828. As of March 31, 2014, the available Wyndham guaranty was $8,524. This guaranty expires in 2020.

In addition to our minimum return, this management agreement provides for payment to us of 50% of available cash flow after payment of hotel operating expenses, payment of our minimum return, funding of the FF&E reserve, if any, payment of certain management fees and reimbursement of any Wyndham guaranty advances. This additional return amount is not guaranteed. Amounts reimbursed to Wyndham for guaranty advances replenish the amount of Wyndham guaranty available to us.

Hyatt- We lease our 22 Hyatt Place® branded hotels in 14 states to one of our TRSs. The hotels are managed by a subsidiary of Hyatt Hotels Corporation, or Hyatt, under a combination management agreement that expires in 2030; Hyatt has two renewal options for 15 years each for all, but not less than all, of the hotels.

We originally had a guaranty of $50,000 under this agreement for payment shortfalls of our minimum return. As of March 31, 2014, the available Hyatt guaranty was $13,066. The guaranty is limited in amount but does not expire in time and may be replenished from future cash flows from the hotels in excess of our minimum return.

In addition to our minimum return, this management agreement provides for payment to us of 50% of available cash flow after payment of operating expenses, funding the required FF&E reserve, payment of our minimum return and reimbursement to Hyatt of working capital and guaranty advances, if any. This additional return is not guaranteed.



OPERATING AGREEMENT INFORMATION

As of March 31, 2014
(dollars in thousands)

Carlson- We lease our 11 Carlson Hotels Worldwide, or Carlson, branded hotels (five Radisson® Hotels & Resorts, one Park Plaza® Hotels & Resorts and five Country Inns & Suites® hotels) in seven states to one of our TRSs. The hotels are managed by a subsidiary of Carlson under a combination management agreement that expires in 2030; Carlson has two renewal options for 15 years each for all, but not less than all, of the hotels.

We originally had a limited guaranty of $40,000 under this agreement for payment shortfalls of our minimum return. As of March 31, 2014, the available Carlson guaranty was $20,078. The guaranty is limited in amount but does not expire in time and may be replenished from future cash flows from the hotels in excess of our minimum return.

In addition to our minimum return, this management agreement provides for payment to us of 50% of available cash flow after payment of operating expenses, funding the required FF&E reserve, payment of our minimum return and reimbursement to Carlson of working capital and guaranty advances, if any. This additional return is not guaranteed.

Morgans- We lease the Clift Hotel, a full service hotel in San Francisco, CA, to a subsidiary of Morgans under a lease agreement that expires in 2103. The lease provides for annual initial rent to us of $5,956. On October 14, 2014, the rent due to us will be increased based on changes in the consumer price index with a minimum increase of 20% of the current rent amount and a maximum increase of 40% as described in the lease. On each fifth anniversary thereafter during the lease term, the rent due to us will be increased further based on changes in the consumer price index with minimum increases of 10% and maximum increases of 20%. Although the contractual lease terms would qualify this lease as a direct financing lease under GAAP, we account for this lease as an operating lease due to uncertainty regarding the collection of future rent increases and we recognize rental income from this lease on a cash basis, in accordance with GAAP.

TA No. 1- On August 13, 2013, a travel center located in Roanoke, VA that we leased to TA under the TA No. 1 lease was taken by eminent domain proceedings brought by the VDOT in connection with certain highway construction. Our TA No. 1 lease provides that the annual rent payable by TA to us is reduced by 8.5% of the amount of the proceeds we receive from the taking or, at our option, the fair market value rent of the property on the commencement date of the TA No. 1 lease. In January 2014, we received proceeds from the VDOT of $6,178, which is a portion of the VDOT's estimate of the value of the property, and as a result the annual rent payable by TA to us under the TA No. 1 lease was reduced by $525 effective January 6, 2014. We and TA intend to challenge the VDOT's estimate of the property's value. We have entered a lease agreement with the VDOT to lease this property through August 2014 for $40 per month, and under the terms of the TA No. 1 lease TA will be responsible to pay this ground lease rent. We entered into a sublease for this property with TA, and TA plans to continue operating it as a travel center through August 2014.

We lease our 145 TravelCenters of America® branded travel centers in 39 states, including the Roanoke, VA travel center described above, to a subsidiary of TA under a lease that expires in 2022. In addition to the payment of our minimum rent, this lease agreement provides for payment to us of percentage rent based on increases in total revenues over base year levels (3% of non-fuel revenues and 0.3% of fuel revenues above 2011 revenues subject to certain limits). The annual minimum rent amount presented in the table on page 24 for our TA No. 1 lease includes approximately $5,233 of ground rent paid by TA for properties we lease and sublease to TA. This lease is guaranteed by TA.

TA No. 2- We lease our 40 Petro Stopping Centers® branded travel centers in 25 states to a subsidiary of TA under a lease that expires in 2024; TA has two renewal options for 15 years each for all, but not less than all, of these travel centers. In addition to the payment of our minimum rent, this lease agreement provides for payment to us of percentage rent based on increases in total revenues over base year levels (3% of non-fuel revenues and 0.3% of fuel revenues above 2012 revenues subject to certain limits). We have agreed to waive payment of the first $2,500 of percentage rent that may become due under the TA No. 2 lease. We have waived $495 of percentage rent as of March 31, 2014. This lease is guaranteed by TA.



OPERATING STATISTICS BY HOTEL OPERATING AGREEMENT AND MANAGER

	No. of Hotels	No. of Rooms / Suites	For the Three Months Ended March 31,		
			2014	2013	Change
ADR					
Marriott (no. 1)	53	7,610	$ 119.27	$ 117.36	1.6%
Marriott (no. 234)	68	9,120	115.02	111.63	3.0%
Marriott (no. 5)	1	356	224.98	219.88	2.3%
Subtotal / Average Marriott	122	17,086	119.57	117.04	2.2%
InterContinental	91	13,516	101.37	97.34	4.1%
Sonesta [1]	22	4,610	129.46	124.60	3.9%
Wyndham [1]	22	3,579	79.95	72.52	10.2%
Hyatt	22	2,724	98.78	95.40	3.5%
Carlson	11	2,090	97.54	93.97	3.8%
Morgans	1	372	250.81	235.60	6.5%
All Hotels Total / Average	291	43,977	$ 110.11	$ 106.74	3.2%
OCCUPANCY					
Marriott (no. 1)	53	7,610	63.0%	61.3%	1.7 pts
Marriott (no. 234)	68	9,120	71.0%	66.8%	4.2 pts
Marriott (no. 5)	1	356	82.4%	86.2%	-3.8 pts
Subtotal / Average Marriott	122	17,086	67.7%	64.7%	3.0 pts
InterContinental	91	13,516	79.9%	71.1%	8.8 pts
Sonesta [1]	22	4,610	56.1%	59.7%	-3.6 pts
Wyndham [1]	22	3,579	61.6%	57.4%	4.2 pts
Hyatt	22	2,724	76.5%	73.4%	3.1 pts
Carlson	11	2,090	69.9%	65.6%	4.3 pts
Morgans	1	372	83.2%	79.7%	3.5 pts
All Hotels Total / Average	291	43,977	70.5%	66.3%	4.2 pts
RevPAR					
Marriott (no. 1)	53	7,610	$ 75.14	$ 71.94	4.4%
Marriott (no. 234)	68	9,120	81.66	74.57	9.5%
Marriott (no. 5)	1	356	185.38	189.54	-2.2%
Subtotal / Average Marriott	122	17,086	80.95	75.72	6.9%
InterContinental	91	13,516	80.99	69.21	17.0%
Sonesta [1]	22	4,610	72.63	74.39	-2.4%
Wyndham [1]	22	3,579	49.25	41.63	18.3%
Hyatt	22	2,724	75.57	70.02	7.9%
Carlson	11	2,090	68.18	61.64	10.6%
Morgans	1	372	208.67	187.77	11.1%
All Hotels Total / Average	291	43,977	$ 77.63	$ 70.77	9.7%

(1) Operating data includes data for periods prior to our ownership of certain hotels.

ADR is average daily rate; "RevPAR" is revenue per day per available room. All operating data presented are based upon the operating results provided by our managers and tenants for the indicated periods. We have not independently verified our managers' or tenants' operating data.

COVERAGE BY OPERATING AGREEMENT AND MANAGER [1]



	For the Twelve Months Ended				
Operating Agreement	3/31/2014	12/31/2013	9/30/2013	6/30/2013	3/31/2013
Marriott (no. 1)	1.07x	1.06x	1.04x	1.02x	1.00x
Marriott (no. 234)	0.91x	0.91x	0.91x	0.91x	0.93x
Marriott (no. 5)	0.35x	0.38x	0.42x	0.40x	0.39x
Subtotal Marriott	0.94x	0.94x	0.93x	0.92x	0.93x
InterContinental	1.04x	1.01x	0.95x	0.90x	0.85x
Sonesta	0.35x	0.36x	0.29x	0.25x	0.38x
Wyndham	0.42x	0.41x	0.45x	0.36x	0.47x
Hyatt	0.87x	0.86x	0.87x	0.86x	0.85x
Carlson	0.89x	0.84x	0.81x	0.79x	0.75x
Morgans	1.00x	0.95x	0.91x	0.80x	0.70x
Subtotal Hotels	0.86x	0.85x	0.83x	0.80x	0.80x
TA (no. 1) [2]	[2]	[2]	1.59x	1.61x	1.68x
TA (no. 2) [2]	[2]	[2]	1.55x	1.59x	1.67x
Subtotal TA	[2]	[2]	1.58x	1.60x	1.68x
Total			1.08x	1.07x	1.10x

	For the Three Months Ended				
Operating Agreement	3/31/2014	12/31/2013	9/30/2013	6/30/2013	3/31/2013
Marriott (no. 1)	0.88x	0.85x	1.23x	1.31x	0.84x
Marriott (no. 234)	0.80x	0.81x	0.98x	1.03x	0.82x
Marriott (no. 5)	0.23x	0.08x	0.63x	0.47x	0.33x
Subtotal Marriott	0.80x	0.79x	1.06x	1.10x	0.80x
InterContinental	1.00x	0.95x	1.07x	1.14x	0.88x
Sonesta	0.14x	0.34x	0.28x	0.69x	0.13x
Wyndham	0.09x	0.34x	0.39x	0.92x	-0.01x
Hyatt	0.84x	0.76x	0.83x	1.04x	0.80x
Carlson	0.89x	0.63x	1.05x	0.99x	0.68x
Morgans	0.75x	0.72x	1.58x	0.95x	0.55x
Subtotal Hotels	0.74x	0.75x	0.92x	1.04x	0.70x
TA (no. 1) [2]	[2]	[2]	1.79x	1.79x	1.30x
TA (no. 2) [2]	[2]	[2]	1.69x	1.73x	1.34x
Subtotal TA	[2]	[2]	1.76x	1.77x	1.31x
Total			1.20x	1.29x	0.90x

(1) We define coverage as combined total property level revenues minus FF&E reserve escrows, if any, and all property level expenses which are not subordinated to minimum returns and minimum rent payments to us (which data is provided to us by our managers or tenants), divided by the minimum return or minimum rent payments due to us. Coverage amounts for our Sonesta, Wyndham and Morgans agreements include data for periods prior to our ownership for certain hotels. Coverage amounts for our Sonesta and Wyndham agreements include data for periods certain rebranded hotels were not operated by the current manager. Coverage amounts for our Marriott No. 234 and InterContinental agreements exclude data for hotels removed from the agreements during 2013.

(2) Data for the periods subsequent to September 30, 2013 is currently not available from our tenant, TA.

All operating data presented are based upon the operating results provided by our managers and tenants for the indicated periods. We have not independently verified our managers' or tenants' operating data.

Operator: TravelCenters of America.





EXHIBITS

CALCULATION OF EBITDA AND ADJUSTED EBITDA

(in thousands)



		For the Three Months Ended March 31,		
		2014		2013
Net income		$ 37,550	$	27,506
Add:	Interest expense	35,368		35,188
	Income tax expense	616		518
	Depreciation and amortization	78,287		72,280
EBITDA		151,821		135,492
Add:	Acquisition related costs [1]	61		276
	General and administrative expense paid in common shares [2]	1,981		1,099
	Loss on early extinguishment of debt [3]	214		-
	Deferred percentage rent [4]	874		610
Adjusted EBITDA		$ 154,951	$	137,477

(1) Represents costs associated with our hotel acquisition activities.

(2) Amounts represent the portion of business management and incentive fees that are payable in our common shares as well as equity based compensation for our trustees, officers and certain employees of RMR. Adjustments were made to prior period amounts to conform to the current period Adjusted EBITDA calculation.

(3) We recorded a $214 loss on early extinguishment of debt in the first quarter of 2014 in connection with amending the terms of our revolving credit facility and term loan.

(4) In calculating net income in accordance with GAAP, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies have been met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include estimates of these amounts in the calculation of Adjusted EBITDA for each quarter of the year. The fourth quarter Adjusted EBITDA calculation excludes the amounts recognized during the first three quarters.

We calculate EBITDA and Adjusted EBITDA as shown above. We consider EBITDA and Adjusted EBITDA to be appropriate measures of our operating performance, along with net income, net income available for common shareholders, operating income and cash flow from operating activities. We believe that EBITDA and Adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA and Adjusted EBITDA may facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, net income available for common shareholders, operating income or cash flow from operating activities, determined in accordance with GAAP, or as an indicator of financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income, net income available for common shareholders and cash flow from operating activities as presented in our condensed consolidated statements of income and comprehensive income and condensed consolidated statements of cash flows. Other REITs and real estate companies may calculate EBITDA and Adjusted EBITDA differently than we do.



EXHIBIT B

CALCULATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO

(dollar amounts in thousands, except per share data)

	For the Three Months Ended March 31, 2014	For the Three Months Ended March 31, 2013
Net income available for common shareholders	$ 32,384	$ 19,409
Add: Depreciation and amortization	78,287	72,280
FFO	110,671	91,689
Add: Acquisition related costs (1)	61	276
Estimated business management incentive fees (2)	851	627
Loss on early extinguishment of debt (3)	214	-
Deferred percentage rent (4)	874	610
Normalized FFO available for common shareholders	$ 112,671	$ 93,202
Weighted average shares outstanding	149,636	125,426
Net income available for common shareholders per share	$ 0.22	$ 0.15
FFO available for common shareholders per share	$ 0.74	$ 0.73
Normalized FFO available for common shareholders per share	$ 0.75	$ 0.74

(1) Represents costs associated with our hotel acquisition activities.

(2) Amounts represent estimated incentive fees under our business management agreement payable in common shares after the end of each calendar year calculated: (i) prior to 2014 based upon increases in annual cash available for distribution per share, as defined, and (ii) beginning in 2014 based on common share total return. In calculating net income in accordance with GAAP, we recognize estimated business management incentive fee expense each quarter. Although we recognize this expense each quarter for purposes of calculating net income, we do not include these amounts in the calculation of Normalized FFO until the fourth quarter, which is when the actual expense amount for the year is determined. Adjustments were made to prior period amounts to conform to the current period Normalized FFO calculation.

(3) We recorded a $214 loss on early extinguishment of debt in the first quarter of 2014 in connection with amending the terms of our revolving credit facility and term loan.

(4) In calculating net income in accordance with GAAP, we recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies have been met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include these estimated amounts in the calculation of Normalized FFO for each quarter of the year. The fourth quarter Normalized FFO calculation excludes the amounts recognized during the first three quarters.

We calculate FFO and Normalized FFO as shown above. FFO is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, excluding any gain or loss on sale of properties, loss on impairment of real estate assets, plus real estate depreciation and amortization, as well as certain other adjustments currently not applicable to us. Our calculation of Normalized FFO differs from NAREIT's definition of FFO because we include estimated percentage rent in the period to which we estimate that it relates rather than when it is recognized as income in accordance with GAAP and exclude acquisition related costs, estimated business management incentive fees and loss on early extinguishment of debt. We consider FFO and Normalized FFO to be appropriate measures of operating performance for a REIT, along with net income, net income available for common shareholders, operating income and cash flow from operating activities. We believe that FFO and Normalized FFO provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO and Normalized FFO may facilitate a comparison of our operating performance between periods and with other REITs. FFO and Normalized FFO are among the factors considered by our Board of Trustees when determining the amount of distributions to shareholders. Other factors include, but are not limited to, requirements to maintain our status as a REIT, limitations in our revolving credit facility and term loan agreement and public debt covenants, the availability of debt and equity capital, our expectation of our future capital requirements and operating performance, and our expected needs for and availability of cash to pay our obligations. FFO and Normalized FFO do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, operating income, net income available for common shareholders or cash flow from operating activities, determined in accordance with GAAP, or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, operating income, net income available for common shareholders and cash flow from operating activities as presented in our condensed consolidated statements of income and comprehensive income and condensed consolidated statements of cash flows. Other REITs and real estate companies may calculate FFO and Normalized FFO differently than we do.